Exhibit 99.1

Brian P. Friedman is the general partner of 2055 Partners L.P. ("2055 Partners")
and, in such capacity, may be deemed to beneficially own the 28,668 shares of common stock of the Reporting Person beneficially owned by 2055 Partners.
Accordingly, Mr. Friedman may be deemed to beneficially own 61,349 shares of common stock of the Reporting Person, of which 32,681 shares of Common Stock is owned directly and 28,668 shares of common stock of the Reporting Person is deemed to be owned indirectly through 2055 Partners.